File No. 812-13549

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(C) OF THE
INVESTMENT COMPANY ACT OF 1940
EXEMPTING APPLICANTS FROM
ALL PROVISIONS OF THAT ACT

METLIFE, INC.
METLIFE CAPITAL TRUST V
200 Park Avenue
New York, New York 10166-0188
Please Direct Any Communications, Notice and Order to:
Paul Cellupica, Esq.
Dana Ladden, Esq.
Metropolitan Life Insurance Company
1095 Avenue of the Americas
New York, New York 10036
With Copies to:
Lorna MacLeod, Esq.
Christopher Petito, Esq.
Dewey & LeBoeuf LLP
1101 New York Avenue N.W., Suite 1100
Washington, D.C. 20005-4213

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

:
	:	Amended and Restated
IN THE MATTER OF	:	Application for an Order
	:	pursuant to Section 6(c) of
MetLife, Inc.,	:	the Investment Company
	:	Act of 1940 Exempting
MetLife Capital Trust V	:	Applicants from all
	:	provisions of that Act
:
200 Park Avenue	:
New York, N.Y. 10166-0188	:
:
File No. 812-13549	:
:
:
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     MetLife, Inc., a Delaware corporation (“MetLife”), and MetLife Capital Trust V, a statutory trust formed under Delaware law (the “Trust” and, together with MetLife, the “Applicants”), request an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Trust from all provisions of the Act. Applicants also request relief for any other finance subsidiary wholly owned by MetLife or wholly owned by a controlled company of MetLife, that MetLife currently owns or that may be established or acquired in the future (collectively, with the Trust, “MetLife Finance Subsidiaries”). The Trust is the only MetLife Finance Subsidiary that presently intends to rely on the requested order. Any MetLife Finance Subsidiary that subsequently relies on the requested order will comply with the terms and conditions stated in the application. The order requested by this application (the “Application”) would permit the Trust or another MetLife Finance Subsidiary to sell debt securities or non-voting preferred stock and use the proceeds to finance the business operations of MetLife or any insurance company or other company that is controlled by MetLife and that satisfies the other conditions described below.
I.	THE APPLICANTS AND THE METLIFE FINANCE SUBSIDIARIES
     A. MetLife, Insurance Company Subsidiaries and other Controlled Companies
     MetLife, whose principal place of business is located at 200 Park Avenue, New York, New York 10166-0188, is a leading provider of insurance and other financial services, with operations throughout the United States and the regions of Latin America, Europe, and Asia Pacific. Through its domestic and international subsidiaries and affiliates, MetLife offers life insurance, annuities, automobile and homeowners insurance, retail banking and other financial services to individuals, as well as group insurance, reinsurance and retirement & savings products and services to corporations and other institutions. MetLife is subject to regulation as an insurance holding company and, following the acquisition of a commercial bank in 2001, to regulation by the Board of Governors of the Federal Reserve under the Bank Holding Company Act of 1956. MetLife does not fall within the definition of an investment company in Section 3(a)(1)(A) or 3(a)(1)(B) of the Act.1 Additionally, MetLife does not meet the definition of investment company in Section 3(a)(1)(C) of the Act because it does not own or propose to acquire “investment securities” as defined under Section 3(a)(2) of the Act in excess of 40% of its total assets on an unconsolidated basis. MetLife’s principal assets, equity securities issued by

[1]	Section 3(a)(1)(A) of the Act defines as an investment company any issuer that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. Section 3(a)(1)(B) defines as an investment company any issuer that “is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding.”

its wholly-owned and majority-owned operating subsidiaries, are not counted as investment securities. Consequently, MetLife can monitor its assets to assure that the value of investment securities it holds does not exceed 40% of the value of its total assets. MetLife also qualifies for the exclusion from the definition of an investment company pursuant to Section 3(c)(6) of the Act, which applies to any company primarily engaged either directly or through majority-owned subsidiaries in the business of an insurance company or of a bank.
     MetLife provides financial services through a large network of wholly-owned and majority-owned subsidiaries and affiliates. MetLife conducts its insurance business in the United States principally through separate wholly-owned or majority-owned subsidiaries (the “Insurance Company Subsidiaries”)2. Each Insurance Company Subsidiary is organized as an insurance company, is primarily engaged in the business of writing insurance or the reinsurance of such risks and is subject to regulation in the states in which it does business. Each Insurance Company Subsidiary, therefore, is an “insurance company” as defined in Section 2(a)(17) of the Act and is excluded from the definition of an investment company under Sections 3(c)(3) and 3(c)(6) of the Act. MetLife Bank, National Association, a wholly-owned subsidiary of MetLife (the “Bank”), is a “bank” as defined by Section 2(a)(5) of the Act and also is excluded from the definition of an investment company under Sections 3(c)(3) and 3(c)(6) of the Act. Other wholly-owned subsidiaries of MetLife are securities broker-dealers, registered with the Commission pursuant to the Securities Exchange Act of 1934 and members of the Financial

[2]	The Insurance Company Subsidiaries include, among others, First MetLife Investors Insurance Company, General American Life Insurance Company, MetLife Insurance Company of Connecticut, MetLife Investors Insurance Company, MetLife Investors USA Insurance Company, Metropolitan Casualty Insurance Company, Metropolitan Direct Property and Casualty Insurance Company, Metropolitan General Insurance Company, Metropolitan Group Property & Casualty Insurance Company, Metropolitan Life Insurance Company, Metropolitan Lloyds Insurance Company of Texas, Metropolitan Property and Casualty Insurance Company, Metropolitan Tower Life Insurance Company, New England Life Insurance Company and Texas Life Insurance Company.

Industry Regulatory Authority (FINRA), that are excluded from the definition of an investment company under Section 3(c)(2) of the Act (“Broker-Dealers”).
     In addition to the Insurance Company Subsidiaries, the Bank and the Broker-Dealers, MetLife has a direct or indirect interest in a number of other entities that are, or would be after giving effect to the order requested hereby, “controlled by” it within the meaning of paragraph (b)(3) of Rule 3a-5 (“Rule 3a-5”) under the Act (collectively, together with the Insurance Company Subsidiaries, the Bank and the Broker-Dealers, the “Controlled Companies”).
     B. The Trust and Other MetLife Finance Subsidiaries
     The Trust has been established under Delaware law, pursuant to a Declaration of Trust that MetLife signed as sponsor, for the purpose of funding the operations of MetLife or its Controlled Companies. The Trust has not yet begun operations. The Trust has not issued any common securities, although it is permitted to do so and MetLife may acquire such common securities. It proposes to issue debt securities or preferred securities for the purpose of raising funds to finance the operations of MetLife or a Controlled Company (the “Finance Subsidiary Securities”). The activities of the Trust will be structured to conform (except as noted herein) to the requirements of Rule 3a-5, which exempts from the definition of an investment company certain finance subsidiaries organized to finance their affiliates.
     Because the Trust has not issued any common securities, MetLife does not hold any equity ownership in it. As sponsor, however, MetLife is the sole beneficial owner of the Trust until the issuance of the Finance Subsidiary Securities and at any time that Finance Subsidiary Securities are not outstanding. Furthermore, MetLife, as sponsor, will at all times control the Trust in all material respects, including having the sole right to select, remove or replace the Trust administrators.

     The Trust currently qualifies for the exemption from the definition of an investment company under Section 3(c)(1) of the Act for an issuer that does not propose to make a public offering and whose outstanding securities are beneficially owned by not more than 100 persons. Because the Trust has not issued any Finance Subsidiary Securities, MetLife currently is its sole beneficial owner. When the Trust makes an offering of Finance Subsidiary Securities as described in this application, however, it will no longer qualify for the Section 3(c)(1) exemption either because it proposes to make a public offering or because its outstanding securities are beneficially owned by more than 100 persons.
     Each MetLife Finance Subsidiary is or will be formed for the purpose of engaging in financing activities that will provide funds for the operations of MetLife or a Controlled Company and will be structured (except as noted herein) to satisfy the requirements of Rule 3a-5.
     C. Offerings by the Trust and the MetLife Finance Subsidiaries
     The MetLife Finance Subsidiaries will issue Finance Subsidiary Securities3 to raise funds to finance the operations of MetLife or a Controlled Company. MetLife currently contemplates that the MetLife Finance Subsidiaries will offer Finance Subsidiary Securities in private placement transactions in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided in Section 4(2) of the Securities Act or in transactions pursuant to Regulation S under the Securities Act, and may make registered public offerings. MetLife has on file with the Commission an effective automatic shelf registration statement on Form S-3 dated November 6, 2007, and the applicable MetLife Controlled Company and MetLife Finance Subsidiary, if not already a registrant under

[3]	Finance Subsidiary Securities will not be voting securities as defined in Section 2(a)(42) of the Act and will satisfy the requirements of Rule 3a-5(a)(1) through Rule 3a-5(a)(4) under the Act. Furthermore, consistent with the position of the Commission staff in Brown & Wood (pub. avail. February 24, 2000), the fact that the MetLife Finance Subsidiary may have a single class of securities will not prevent it from relying on the relief requested in the Application.

the shelf registration statement, would be added to the registration statement by way of a post-effective amendment prior to any registered public offering of Finance Subsidiary Securities. In the case of a registered public offering, all relevant issuers of the Finance Subsidiary Securities will prepare a prospectus supplement describing the Finance Subsidiary Securities offered and the terms of the offering, and will file the prospectus supplement with the Commission in accordance with the Securities Act and the rules thereunder.
     Upon or shortly after the closing of an offering by a MetLife Finance Subsidiary, the MetLife Finance Subsidiary will invest substantially all of the net proceeds from the sale of Finance Subsidiary Securities in a surplus note or other security issued by MetLife, an Insurance Company Subsidiary or other Controlled Company, or use the proceeds to make loans to one of these entities4. Accordingly, as is contemplated by Rule 3a-5, each MetLife Finance Subsidiary, through loans or an investment in MetLife or a Controlled Company, will transfer at least 85 percent of the proceeds from the sale of the Finance Subsidiary Securities to MetLife or a Controlled Company as soon as practicable, but in no event later than six months after receiving such proceeds.
     D. Guarantee Agreements; Conversion or Exchange of Finance Subsidiary Securities
     MetLife or a Controlled Company that is an “insurance company” or a “bank” as defined in Section 2(a) of the Act will unconditionally guarantee in conformity with Rule 3a-5, on a subordinated or unsubordinated basis, any debt securities constituting Finance Subsidiary Securities as to payment of principal, interest and premium, if any, and any non-voting preferred

[4]	Surplus notes are subordinated debt obligations of an insurance company whose sales proceeds are added to the company’s surplus capital.

securities constituting Finance Subsidiary Securities as to the payment of dividends, payment of the liquidation preference in the event of liquidation, and payments to be made under a sinking fund, if any. A guarantee would provide that in the event of a default by the MetLife Finance Subsidiary in the payment of principal, interest or premium (with respect to debt securities) or in the payment of dividends, liquidation preference or under a sinking fund (with respect to non-voting preferred securities), holders of the Finance Subsidiary Securities may institute legal proceedings directly against MetLife or the Controlled Company that guaranteed the Finance Subsidiary Securities to enforce the guarantee without first proceeding against the MetLife Finance Subsidiary.
     Any Finance Subsidiary Securities that are convertible or exchangeable will be convertible or exchangeable only for securities issued by MetLife or the Controlled Company that guaranteed the Finance Subsidiary Securities or for other securities issued by the MetLife Finance Subsidiary that meet the applicable requirements of paragraphs (a)(1) through (a)(3) of Rule 3a-5. In one structure currently contemplated, the Finance Subsidiary Securities will be exchangeable into a like amount of junior subordinated debentures issued by MetLife upon the occurrence of certain enumerated events or at the election of MetLife.
II.	RELIEF REQUESTED
     Applicants request an order pursuant to Section 6(c) of the Act exempting the MetLife Finance Subsidiaries from all provisions of the Act, provided that the MetLife Finance Subsidiaries comply with all requirements of Rule 3a-5 under the Act, except that any MetLife entity receiving funds from any MetLife Finance Subsidiary is MetLife or a Controlled Company that does not satisfy a portion of the definition of “company controlled by the parent company” in Rule 3a-5(b)(3)(i) solely because it is excepted or exempted from the definition of an investment company under Section 3(c)(2), 3(c)(3), 3(c)(4), 3(c)(5)(A), 3(c)(5)(B) or 3(c)(6) of the Act. Similarly, MetLife or any such Controlled Company that is excepted or exempted from the definition of an investment company under Section 3(c)(2), 3(c)(3), 3(c)(4), 3(c)(5)(A), 3(c)(5)(B) or 3(c)(6) may own securities issued by a MetLife Finance Subsidiary. Any Controlled Company that is excluded from the definition of an investment company under Section 3(c)(5) of the Act will fall within Section 3(c)(5)(A) or Section 3(c)(5)(B) solely by reason of its holdings of accounts receivable either of its own customers or of the customers of another company controlled by MetLife or by reason of loans made to such customers or companies. MetLife or any Controlled Company that is excluded from the definition of “investment company” under Section 3(c)(6) of the Act will not be engaged primarily, directly, or through majority-owned subsidiaries in one or more of the businesses described in Section 3(c)(5) of the Act (except as permitted in the immediately preceding sentence). None of the Controlled Companies will rely on the exclusion from the definition provided by Section 3(c)(5)(C) of the Act.
     Furthermore, while MetLife does not fall within the definition of an investment company under Section 3(a) of the Act it may, in the future, choose to rely on Section 3(c)(3) or Section 3(c)(6) for its exclusion from the definition of an investment company under the Act, in which case it would not satisfy a portion of the definition of a “parent company” under Rule 3a-5(b)(2)(i).5 Accordingly, the Applicants request that the order permit the MetLife entity guaranteeing the Finance Subsidiary Securities not to satisfy a portion of the definition of a “parent company” in Rule 3a-5(b)(2)(i) solely because it is MetLife or a Controlled Company that is an “insurance company” or “bank” as defined in Section 2(a) of the Act and is excepted or exempted from the

[5]	Unlike an insurance holding company, an insurance company, which holds a large portfolio of investment securities to finance its insurance business, cannot monitor its assets to avoid falling within the definition of an investment company under Section 3(a)(1)(C) of the Act, but must rely on Sections 3(c)(3) or 3(c)(6) for its exemption from the definition of an investment company.

definition of an investment company under Sections 3(c)(3) or 3(c)(6) of the Act. MetLife or any such Controlled Company that is excluded from the definition of an investment company under Section 3(c)(6) will not engage primarily, directly or through majority-owned subsidiaries, in one or more of the businesses described in Section 3(c)(5) of the Act except solely by reason of its holdings of accounts receivable either of its own customers or of the customers of another company controlled by it or by reason of loans made to such customers or companies.
III.	JUSTIFICATION FOR THE REQUESTED RELIEF
     Section 6(c) of the Act authorizes the Commission, upon application, “conditionally or unconditionally [to] exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].” The requested order will provide relief enabling the MetLife Finance Subsidiaries to fund the operations of MetLife and the Controlled Companies by issuing Finance Subsidiary Securities. For the reasons stated below, Applicants submit that the requested relief meets the standards for exemption set forth in Section 6(c) of the Act.
     Rule 3a-5 excludes from the definition of an investment company certain subsidiaries that are organized to finance the operations of their “parent company” or of a “company controlled by the parent company” that meet the conditions of the rule. Rule 3a-5(b)(1) defines a “finance subsidiary” that is eligible for relief provided by the rule to mean any corporation:
(i)	All of whose securities other than debt securities or non-voting preferred stock meeting the applicable requirements of paragraphs (a)(1) through (a)(3) [of the Rule]

or directors’ qualifying shares are owned by its parent company or a company controlled by its parent company; and

(ii)	The primary purpose of which is to finance the business operations of its parent company or companies controlled by its parent company.
The Commission staff has interpreted the definition of a “finance subsidiary” to include, in addition to a corporation, other entities, such as a trust that is organized as a business trust under the Delaware Statutory Trust Act or a similar law of another state.6
     Rule 3a-5(b)(2) in relevant part defines “parent company” to mean any corporation, partnership or joint venture:
(i)	That is not considered an investment company under Section 3(a) or that is excepted or exempted by order from the definition of investment company by Section 3(b) or by the rules or regulations under Section 3(a); [and]

(ii)	That is organized or formed under the laws of the United States or a state or that is a foreign private issuer.
Rule 3a-5(b)(3) in relevant part defines “company controlled by the parent company” to mean any corporation, partnership or joint venture:
(i)	That is not considered an investment company under Section 3(a) or that is excepted or exempted by order from the definition of investment company by Section 3(b) or by the rules or regulations under Section 3(a);

(ii)	That is either organized or formed under the laws of the United States or of a state or that is a foreign private issuer...; and

(iii)	In the case of a corporation, more than 25 percent of whose voting securities are beneficially owned directly or indirectly by the parent company; or

(iv)	In the case of a partnership or joint venture, each partner or participant in the joint venture meets the requirements of paragraphs (b)(3)(i) and (ii) above, and the parent company has the power to exercise a controlling influence over the management or policies of the partnership or joint venture.
     Definitions in Rule 3a-5 of a “parent company”, which may guarantee securities issued by a finance subsidiary and of a “company controlled by the parent company”, which may own or receive funding from a finance subsidiary do not include any company that is excluded from the definition of an investment company under Section 3(c) of the Act. The Insurance Company Subsidiaries and the Bank, which are all organized in the United States, must rely on Section 3(c)(3) or 3(c)(6) for their exclusion from the definition of an investment company under the Act and, consequently, do not fall within the rule’s definitions. The requested order would provide relief that would permit MetLife (if it were to rely on Section 3(c)(3) or 3(c)(6)) or an insurance company or bank subsidiary of MetLife to guarantee securities issued by, to own or to receive funding from a MetLife Finance Subsidiary. In this regard, the requested order would treat an insurance company and a bank organized in the United States the same as a foreign bank and insurance company, which are excluded from the definition of an investment company by Rule 3a-6 under the Act and, therefore, fall within the Rule 3a-5 definitions of a “parent company” or a “company controlled by the parent company”. In addition, consistent with relief that the Commission has granted other financial services holding companies (See Section IV below), the requested order would permit a Controlled Company that is exempted from the definition of an investment company under Section 3(c)(2), 3(c)(3), 3(c)(4), 3(c)(5)(A), 3(c)(5)(B) or 3(c)(6) of the Act to own or to receive funding from a MetLife Finance Subsidiary.

[6]	See Lehman Brothers, Inc. (pub. avail. May 26, 1995) and Goldman Sachs & Co. (pub. avail. Apr. 27, 1995).

     Other than the definitions of “parent company” and “company controlled by the parent company” as described above, MetLife and the MetLife Finance Subsidiaries will comply with all the requirements of Rule 3a-5. Specifically:
(i)	MetLife or a Controlled Company that is an “insurance company” or a “bank” within the meaning of Section 2(a) of the Act will unconditionally guarantee, in conformity with Rule 3a-5, on a subordinated or unsubordinated basis, any debt securities constituting Finance Subsidiary Securities as to payment of principal, interest and premium, if any, and any non-voting preferred securities constituting Finance Subsidiary Securities as to the payment of dividends, payment of the liquidation preference in the event of liquidation, and payments to be made under a sinking fund, if any;[7]

(ii)	A guarantee of the Finance Subsidiary Securities in conformity with Rule 3a-5 would provide that in the event of default by the MetLife Finance Subsidiary in the payment of principal, interest or premium (with respect to debt securities) or in the payment of dividends, liquidation preference or under a sinking fund (with respect to non-voting preferred securities), holders of the Finance Subsidiary Securities may institute legal proceedings directly against MetLife or the Controlled Company that guaranteed the Finance Subsidiary Securities to enforce the guarantee without first proceeding against the MetLife Finance Subsidiary;

(iii)	The Finance Subsidiary Securities will be convertible or exchangeable only for securities issued by MetLife or the Controlled Company that guaranteed the Finance

[7]	MetLife’s guarantee of the Finance Subsidiary Securities will conform to the requirements of paragraphs (a)(1) through (a)(3) of Rule 3a-5.

Subsidiary Securities or for other securities issued by the MetLife Finance Subsidiary meeting the applicable requirements of paragraphs (a)(1) through (a)(3) of Rule 3a-5;

(iv)	The MetLife Finance Subsidiary through loans or an investment in MetLife or a Controlled Company, will transfer at least 85 percent of the proceeds from the sale of the Finance Subsidiary Securities to MetLife or a Controlled Company as soon as practicable, but in no event later than six months of receiving such proceeds; and

(v)	The MetLife Finance Subsidiaries will not invest in, reinvest in, own, hold or trade in securities other than Government securities, securities issued by MetLife or the Controlled Company that guaranteed the Finance Subsidiary Securities, or securities issued by a company controlled by MetLife or the Controlled Company that guaranteed the Finance Subsidiary Securities.
     Conditions imposed by Rule 3a-5 assure the MetLife Finance Subsidiary will not operate as an investment company, but will act as a conduit to fund the operations of its parent company or a company controlled by the parent company. The conditions also assure that holders of securities issued by the MetLife Finance Subsidiary will look to the parent company for repayment. The rationale for Rule 3a-5 is that a finance subsidiary, which is acting in the place of its parent company, should be able to issue securities that its parent company can issue directly without becoming subject to the requirements of the Act.8 This rationale does not change because the “parent company” that guarantees securities issued by the finance subsidiary or the “company controlled by the parent company” that receives funding from the finance subsidiary is an insurance company or a bank organized in the United States that relies on

[8]	See Exemption from Definition of Investment Company for Certain Finance Subsidiaries of US and Foreign Private Issuers, 1940 Act Release Nos. IC-12679 (September 22, 1982) (the “Proposing Release”) and IC-14275 (December 14, 1984) (the “Adopting Release”).

Sections 3(c)(3) or 3(c)(6) for its exclusion from the definition of an investment company under the Act.
     Although the Commission carved out of Rule 3a-5 parent companies that are excluded from the definition of an investment company under Section 3(c) of the Act, it acknowledged in the adopting release for the rule (the “Adopting Release”)9 that relief similar to that granted by the rule may be appropriate for such companies. The Adopting Release indicates that the Commission’s purpose in removing from the scope of Rule 3a-5 parent companies that are excluded by Section 3(c) was to provide for the examination of such companies on a case-by-case basis to assure that they are not engaged nor intend to engage primarily in investment company activities. The only example that the Adopting Release cites, however, of an entity exempt from the definition of an investment company by Section 3(c) that is primarily engaged in investment company activities is a private investment company that is excluded from the definition of an investment company under Section 3(c)(1) of the Act.10 The MetLife Finance Subsidiaries are clearly not the type of company that Congress intended to make subject to regulation under the Act. As the Commission itself noted in the Adopting Release, it has generally found it appropriate to exempt a finance subsidiary from all provisions of the Act where the primary purpose of such finance subsidiary is to finance the business operations of its parent or other subsidiaries of its parent and where any purchaser of such finance subsidiary’s securities ultimately looks to such parent for repayment and not to such finance subsidiary. See Release Nos. IC-12679 (Sep. 22, 1982) and IC-14275 (Dec. 14, 1984) “[T]he Commission

[9]	See immediately preceding footnote.

[10]	Section 3(c)(1) excludes from the definition of an investment company any issuer whose outstanding securities are beneficially owned by not more than one hundred persons and which is not making and does not presently propose to make a public offering of its securities.

believes that it is appropriate to exempt a finance subsidiary from all provisions of the Act where neither its structure nor its mode of operations resembles that of an investment company.11
     Neither MetLife nor any Controlled Company that will be covered by the requested order presents the potential for investment company activities that caused the Commission to limit the definitions of “parent company” or “company controlled by the parent company” under Rule 3a-5. MetLife is an insurance holding company, which through its subsidiaries is primarily engaged in the business of an insurance company. The predominant activity of MetLife’s Insurance Company Subsidiaries is writing insurance or the reinsuring of risks underwritten by insurance companies. The Bank is a national bank under the authority of the Comptroller of the Currency. Each of MetLife, any Insurance Company Subsidiary or the Bank could itself issue securities to fund its operations or the operations of its subsidiaries without compromising its exempt status under the Act. Similarly, each Controlled Company that is excluded from the definition of an investment company under Sections 3(c)(2), 3(c)(3), 3(c)(4), 3(c)(5)(A), 3(c)(5)(B) or 3(c)(6) could obtain financing directly and will not present the potential for investment company activities. In each case, the Controlled Company primarily engages in the business of an insurance company, a bank or another financial services provider that would be the basis for an exemption under the Act.
     It is clear that, consistent with the Adopting Release, each MetLife Finance Subsidiary is “essentially a conduit for [its] parent to raise capital for its own business operations or for the business operations of its other subsidiaries.” There are sound tax, accounting, organizational and other business reasons for MetLife to use a subsidiary, such as the MetLife Finance Subsidiaries, through which it may accomplish the necessary financing. In addition, by virtue of the unconditional guarantee of the Finance Subsidiary Securities, the holders of the Finance Subsidiary Securities will have direct access to the credit of MetLife itself.

[11]	See the Adopting Release.

Accordingly, holders of the Finance Subsidiary Securities will enjoy the same assurances as holders of similar obligations issued by MetLife. Because holders of the Finance Subsidiary Securities will be equally well protected, if not more so given the unconditional guarantee, under the proposed arrangements as under functionally equivalent arrangements that would not result in the applicability of the Act, the Applicants submit that the protections of the Act for investors in the Finance Subsidiaries Securities are not necessary. Thus, the MetLife Financing Subsidiaries request the flexibility to provide financing to MetLife or the Controlled Companies. The limited respects in which the proposed financing of MetLife and the Controlled Companies deviate from Rule 3a-5 do not change the essential nature of MetLife or the Controlled Companies from the type of company encompassed by the Rule.
     Also relevant to the appropriateness of the requested relief is the exclusion from the definition of an investment company provided by Rule 3a-6 to foreign insurance companies and banks, which was adopted by the Commission in 1991 subsequent to its adoption of Rule 3a-5. By adopting the exclusion for foreign insurance companies and banks under Section 3(a), the Commission caused such companies to fall within the definition of “parent company” and a “company controlled by a parent company” under Rule 3a-5. It, thus, exempted finance subsidiaries that are established by or that fund foreign insurance companies or foreign banks from the definition of an investment company under the Act by operation of the rule without any staff review or Commission action. Insurance companies and banks organized in the United States should have the same ability to finance their operations through a finance subsidiary as a foreign insurance company or a foreign bank.

IV.	APPLICABLE PRECEDENT
     The Commission has expressly recognized finance subsidiaries that are established to fund the operations of United States insurance companies and banks may appropriately benefit from relief provided by Rule 3a-5 by granting numerous orders that have exempted such finance subsidiaries from all provisions of the Act. Each order extends the relief to future finance subsidiaries and transactions that satisfy the conditions of the order. Most recently, in the matter of MBIA Global Funding, LLC, 1940 Act Release Nos. IC-26751 (February 8, 2005) (Notice) and IC-26785 (March 17, 2005)(Order), the Commission issued an order exempting from all provisions of the Act finance subsidiaries established by an insurance holding company (which may derive its non investment company status from Section 3(c)(6) of the Act) for the purpose of financing its insurance company subsidiaries (which are exempted from the definition of an investment company under Section 3(c)(3) or under Section 3(c)(6)). The order also extended the relief to finance subsidiaries established by the holding company to fund the operation of its subsidiaries that are excluded from the definition of an investment company under Sections 3(c)(2), 3(c)(3), 3(c)(4), 3(c)(5)(A), 3(c)(5)(B) and 3(c)(6) of the Act. In the matter of FSA Capital Management Services, LLC, 1940 Act Release Nos. IC-25986 (March 28, 2003) (Notice) and IC-26009 (April 23, 2003)(Order), the Commission issued an order exempting from all provisions of the Act finance subsidiaries established by an insurance holding company (which derived its non investment company status from Section 3(c)(6) of the Act) for the purpose of financing its insurance company subsidiaries (which derive their non investment company status from Sections 3(c)(3) or 3(c)(6) of the Act). In the matter of J.P.Morgan Index Funding, 1940 Act Release Nos. IC-22713 (June 17,1997)(Notice) and IC-22750 (July 15, 1997)(Order), the Commission issued an order exempting from all provisions of the Act finance subsidiaries established by a bank holding company (which derived its non investment company status from Section 3(c)(6) of the Act) for the purpose of funding the operations of the holding company’s direct and indirect subsidiaries that are excluded from the definition of an investment company under Sections 3(c)(2), 3(c)(3), 3(c)(4) and 3(c)(6) of the Act.
     Similarly, the Commission issued orders exempting from all provisions of the Act finance subsidiaries of American International Group that fund insurance company subsidiaries of American International Group, which are excluded from the definition of an investment company under Sections 3(c)(3) or 3(c)(6) of the Act (See American International Group, 1940 Act Release Nos. IC-24284 (Feb. 10, 2000)(Notice) and IC-24331 (March 7, 2000)(Order)), finance subsidiaries established by New York Life Insurance Company (which derives its non-investment company status under Section 3(c)(3) of the Act) for the purpose of funding its insurance company subsidiaries (which derive their non investment company status from Sections 3(c)(3) or 3(c)(6) of the Act) (See New York Life Capital Corporation, 1940 Act Release Nos. IC-23249 (June 12, 1998)(Notice) and IC-23309 (July 9, 1998)(Order)), and a finance subsidiary established by Midlantic Corporation, (a bank holding company which derives its non-investment company status under Section 3(c)(6) of the Act), (See Midlantic Funding Corporation, 1940 Act Release Nos. IC-16605 (October 21, 1988) (Notice) and IC-16642 (November 18, 1988) (Order)) for the purpose of funding its activities and the activities of its direct and indirect bank subsidiaries, which derive their non-investment company status under Sections 3(c)(3) or 3(c)(6) of the Act. All the orders for American International Group, New York Life and Midlantic Corporation permitted finance subsidiaries to fund the operations of affiliates engaged in other types of businesses that are excluded from the definition of an investment company by Section 3(c) of the Act. Among the affiliates covered by these orders were entities excepted or exempted from the definition of an investment company under Section 3(c)(2), 3(c)(3), 3(c)(4), 3(c)(5)(A), 3(c)(5)(B) and 3(c)(6) of the Act.
     The Commission has also issued orders permitting current and future finance affiliates of a United States insurance company to rely on Rule 3a-5 despite the fact that the parent company of the finance subsidiary or the affiliate to which the finance subsidiary transfers its proceeds relies on Sections 3(c)(3) or 3(c)(6) for its exception or exemption from the definition of an investment company. See, for example, Liberty Mutual Capital Corporation (Boston), 1940 Act Release Nos. IC-19047 (October 22, 1992)(Notice) and IC-19101 (November 17, 1992)(Order) (Finance subsidiary granted exemptive order enabling it to rely on Rule 3a-5 with regard to financing the business activities of a parent company and companies controlled by a parent company excluded from the definition of an investment company under Section 3(c)(3)).
V.	APPLICANTS’ REQUEST FOR FUTURE RELIEF
     In addition to requesting that relief extend to MetLife Finance Subsidiaries that MetLife currently owns or may acquire or establish in the future (which relief the Commission has granted in numerous past orders cited in Section IV), Applicants request that the order permit any MetLife entity guaranteeing the Finance Subsidiary Securities not to satisfy a portion of the definition of a “parent company” in Rule 3a-5(b)(2)(i) solely because it is MetLife or a Controlled Company that is an “insurance company” or a “bank” as defined in Section 2(a) of the Act and is excepted or exempted from the definition of an investment company under Sections 3(c)(3) and 3(c)(6)of the Act. This additional relief will treat a domestic insurance company or bank subsidiary of MetLife the same as foreign insurance company or bank subsidiaries of MetLife, which fall within the definition of a “parent company” under Rule 3a-5 without any action by the Commission. In contrast, if Applicants are required to name as applicants all domestic insurance company and bank subsidiaries of MetLife that will be eligible for relief from the definition of a “parent company” under Rule 3a-5, MetLife will have to submit another application to extend the relief to any unnamed domestic insurance company or bank subsidiary, including those it may acquire in the future. An application to extend the relief to a newly acquired subsidiary will not raise any significant issue that Applicants have not already analyzed in this Amended Application. Granting the future relief, therefore, will save the staff from reviewing duplicative applications and contribute to the efficient administration of the Commission’s exemptive authority. For these reasons, Applicants submit that the request for future relief satisfies the standard under Section 6(c) of the Act and is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.
VI.	APPLICANTS’ CONDITIONS
     Applicants agree that any order granting the requested relief will be subject to the following conditions:
Applicants will comply with all the provisions of Rule 3a-5 under the Act, except that
(a)	MetLife or a Controlled Company that is an “insurance company” or a “bank” within the meaning of Section 2(a) of the Act that does not meet a portion of the definition of a “parent company” in Rule 3a-5(b)(2)(i) solely because it is excluded from the definition of an investment company under Sections 3(c)(3) or 3(c)(6) of the Act (i) guarantees the Finance Subsidiary Securities, (ii) receives funding from the MetLife Finance Subsidiary or (iii) owns all the securities issued by the MetLife Finance Subsidiary, other than debt securities and nonvoting preferred stock; and

(b)	a Controlled Company whose operations are funded by a MetLife Finance Subsidiary the securities of which, other than debt securities and nonvoting preferred stock, are owned by MetLife or such Controlled Company will not meet the portion of the definition of a “company controlled by the parent company” in Rule 3a-5(b)(3)(i) solely because it is excluded from the definition of an investment company under Sections 3(c)(2), 3(c)(3), 3(c)(4), 3(c)(5)(A), 3(c)(5)(B) or 3(c)(6) of the Act;
provided that:
(a)	any Controlled Company excluded from the definition of an investment company under Section 3(c)(5) of the Act will fall within Section 3(c)(5)(A) or Section 3(c)(5)(B) solely by reason of its holdings of accounts receivable of either its own customers or the customers of a Controlled Company or by reason of loans made by it to such customers or Controlled Companies; and

(b)	MetLife and any Controlled Company excluded from the definition of an investment company under Section 3(c)(6) will not engage primarily, directly or through majority-owned subsidiaries, in one or more of the businesses described in Section 3(c)(5) of the Act except as permitted by the preceding clause.
VII.	CONCLUSION
     Applicants request that any comments or questions with respect to this application be directed to (A) at MetLife, Paul Cellupica at (212) 578-3067 or Dana Ladden at (212) 578-2041, and (B) at Dewey & LeBoeuf LLP, Lorna MacLeod at (202) 346-8053 or Christopher Petito at (202) 346-8783.

     Based upon the foregoing information, Applicants submit that their request for an order pursuant to Section 6(c) of the Act exempting them from all provisions of the Act meets the applicable standards for exemption, that all the requirements contained in Rule 0-2 under the Act relating to the signing and filing of this Application have been complied with, and that the officer or attorney-in-fact who has signed and filed this Application in the name and on behalf of each Applicant is fully authorized to do so.

Date: January 16, 2009	METLIFE, INC.
	By:	/s/ Eric T. Steigerwalt
		Name:	Eric T. Steigerwalt
		Title:	Senior Vice President and Treasurer

METLIFE CAPITAL TRUST V

By MetLife, Inc., As sponsor
By:	/s/ Eric T. Steigerwalt
	Name:	Eric T. Steigerwalt
	Title:	Senior Vice President and Treasurer

AUTHORIZATION
     Pursuant to Rule 0-2 of the General Rules and Regulation under the Investment Company Act of 1940, MetLife, Inc. declares that this Amended and Restated Application is signed by Eric T. Steigerwalt, the Senior Vice President and Treasurer of said corporation, pursuant to the general authority vested in him as such officer.

Date: January 16, 2009	METLIFE, INC.
	By:	/s/ Eric T. Steigerwalt
		Name:	Eric T. Steigerwalt
		Title:	Senior Vice President and Treasurer

VERIFICATION
     The undersigned states that he has duly executed the attached Amended and Restated Application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of MetLife, Inc.; that he is the Senior Vice President and Treasurer of such corporation; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Eric T. Steigerwalt
	Name:	Eric T. Steigerwalt
	Title:	Senior Vice President and Treasurer

AUTHORIZATION
     Pursuant to Rule 0-2 of the General Rules and Regulation under the Investment Company Act of 1940, MetLife Capital Trust V declares that this Amended and Restated Application is signed by Eric T. Steigerwalt, the Senior Vice President and Treasurer of MetLife, Inc., which signs for the Trust as sponsor, pursuant to the general authority vested in him as such officer.

Date: January 16, 2009	METLIFE CAPITAL TRUST V
By: MetLife, Inc., As sponsor
	By:	/s/ Eric T. Steigerwalt
		Name:	Eric T. Steigerwalt
		Title:	Senior Vice President and Treasurer

VERIFICATION
     The undersigned states that he has duly executed the attached Amended and Restated Application of an order pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of MetLife Capital Trust V; that he is the Senior Vice President and Treasurer of MetLife, Inc., which is signing for the Trust, as sponsor; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Eric T. Steigerwalt
	Name:	Eric T. Steigerwalt
	Title:	Senior Vice President and Treasurer

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